RICHARDSON & PATEL LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, CA 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

January 7, 2008

BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: i2 Telecom International, Inc.
Forms 10-KSB/A for the fiscal year ended December 31, 2006
Filed April 2, 2007 and August 23, 2007 respectively, and
Forms 10-QSB/A for the quarters ended June 30, 2007 and
September 30, 2007
Filed August 23, 2007 and November 14, 2007
File No. 0-27704

Ladies and Gentlemen:

Set forth below are our responses to comments contained in your letter to i2 Telecom International, Inc., (the “Company”) dated December 14, 2007 (the "SEC Letter") regarding the referenced Forms 10-KSB/A and 10-QSB/A filings. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.

1.	Comment:

Please provide a description of the technology on which patents are pending, including whether it was acquired or developed internally. Tell us whether or not this technology is being used in your current operations. We note that you restated your 2005 financial statements when you determined costs related to patent pending technology were being amortized in error due to the indeterminable lives of the patents not yet issued. Addressing paragraph 11 and Appendix A of SFAS 142, and any other appropriate accounting literature, explain to us in detail how you determined that the economic useful life of the technology could not be determined, and therefore indefinite, in light of pending patents.

Response:

In response to the staff's comments, the technology on which patents are pending, that was acquired is referenced below in patent applications pending numbers 5,6 & 7. The technology used by the Company was developed internally and is referenced below and includes patent applications pending numbers 1,2,3 &4, one of which has been granted a Notice of Allowance from the United States Patent Trademark Office, (“USPTO”) referencing a VOIP Service Access Module, (“VSAM”), application #10/972,726. Five patents which are under review by USPTO examiners for approval and one patent pending was recently filed.

The VSAM patent is currently used in operations for the VoiceStick® which is a device which enables the users to place calls anywhere in the world using the Company’s service. More information is available at www.voicestick.com .

The technology surrounding all of the remaining patents pending is currently used by the Company in the systems architecture for the operations or by the Company’s customers. A description of each patent pending is as follows:

1.	MyGlobalTalk™: Patent application #60/014,324
–	Internet Gateway for Cellular Phones
•	Obviates need for WiFi phones
•	Obviates need for Internet Hotspots
•	Does not require carriers to participate
–	Global Calling as low as 2¢ a min. on cell phones
2.	VOIP Service Access Module, (“VSAM”), application #10/972,726
–	a device which enables the users to place calls anywhere in the world using the company’s service
3.	Cellular Bridge: Patent application #10/624,433
–	Transferring Mobile Calls Over a Voice & Data Network
4.	Binding Network Appliances to Data Centers: Patent application #11/043,680
–	Supports network redundancy in the event of data center failures
–	Network appliances are used in all broadband service provider networks
5.	Internet Protocol address sharing: Patent application #11/202,050
–	In use today by most consumer routers and gateways

6.   Dynamic Media Transmission Rate for VoIP Networks: Patent application #11/078,059

–	DMTR: Allows adapting of VoIP call bandwidth for “best fit” of available bandwidth

7.   Multi-Communications Protocols in Memory Limited Processors: Patent application #10/613,656

–	Foundation for today’s Internet appliance: Analog Telephone Adaptors (“ATA”)

The majority of the capitalized cost was acquired through an acquisition.  Other capitalized costs are for expenses directly related to filing for the patents.  This technology is being used in the Company's current operations.

The patent pending technology is not being amortized because the life of the patent can not be determined.  Once a patent is issued it will have a 17 year life.  However, the patents have not yet been issued and are still pending.  Therefore, the date to beginning amortizing the patents can not be determined until such time the patents are issued.

2.	Comment:

Tell us when you test the patent pending technology for impairment. Provide us with a detailed description of your impairment test and explain how you measured the fair value of the patent pending technology.

Response:

The impairment review has been done on a quarterly basis for quarters 1, 2 and 3 in reporting of the Forms 10-QSB and on an annual basis for reporting of the Forms 10-KSB.

The evaluation procedure took into consideration market size and scope, growth rates, revenue volume and competitor positioning.

Industry data was taken into consideration from such sources as Forester Research, IDC and Pike and Fisher along with data provided in the public company reporting sector.

The Company used a Net Present Value, (“NPV”) approach with conservative discount rates and appropriate cost of money considerations when modeling the assessment of NPV in determining whether any impairment existed in the value of the Company’s assets. The Company determined that the Fair Market Value, (“FMV”) using the approach was in excess of the carried value of these assets on the Company’s balance sheet.

3.	Comment:

We note in Note 2 that your $3.5 million in notes payable mature at various dates through February 2008. Provide specific detailed disclosure in MD&A, and elsewhere as applicable, as to how you intend to meet your obligations to the note holders or clearly state that you currently do not have any viable plans.

Response:

Management believes that significant value of the Company’s Intellectual Property, (“IP”) portfolio can be monetized. On September 27, 2007, the Company received a

Notice of Allowance for the aforementioned VSAM patent from the United States Patent and Trademark Office, (“USPTO”) (please see attached news release). Upon receipt of the VSAM patent from the USPTO, the Company believes it will then have sufficient access to capital financing opportunities which exist to repay and/or restructure the current portion of existing debt on the balance sheet. The Company would ask the Staff if it can add this disclosure in its future filings rather than amend its quarterly report on Form 10-QSB for the period ended September 30, 2007.

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

By:	/s/ Peter Hogan
Peter Hogan